Exhibit 14

Effective as of October 18, 2005

CBOT HOLDINGS, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

We have adopted and embraced this Code of Business Conduct and Ethics in order to promote honest, legal and ethical conduct in all of our business endeavors and transactions. Although important for many reasons, the integrity that is promoted and encouraged by this code is critical to our core business in that it helps to ensure that our markets remain transparent and attractive to our customers. As such, all directors, officers and employees are expected to conduct themselves in compliance with this code and with the highest level of integrity.

This code applies to all directors, officers and employees of CBOT Holdings, Inc. (including the President and Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer) and its subsidiaries, including Board of Trade of the City of Chicago, Inc. In addition, this code applies to our part-time and temporary staff, interns and volunteers. We also require that our consultants abide by the provisions of this code.

Please remember that it is your responsibility to fulfill your obligations under this code and that the obligations described in the code apply to you whether or not the obligations are imposed by applicable law. In addition, it is your responsibility to promptly report potential violations of the code by you or others to appropriate persons on our staff.

We believe that this code complies with the requirements of the definition of “Code of Ethics” as set forth in the regulations of the United States Securities and Exchange Commission.

Responsibilities to Us Compliance with all Laws, Rules, and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which our ethical standards are built. You must respect and obey the laws of the cities, states, and countries in which we operate. Although you are not expected to know the details of all of these laws, it is important for you to know enough to be able to determine when to seek advice from appropriate persons on our staff.

Generally, it is both illegal and against our policy for any person subject to this code to buy or sell any securities, including our securities, or recommend that another person buy, sell or hold any securities, including our securities, while in possession of material, nonpublic information relating to the issuer of such securities. In addition, it is generally both illegal and against our policy for any person subject to this code to buy or sell any futures or options on futures contract, or recommend that another person buy, sell or hold any futures or options on futures contract while in possession of material, nonpublic information relating to such contract.

More detailed policies concerning investments in securities can be found in our INSIDER TRADING AND DISCLOSURE POLICY and more detailed policies concerning investments in futures and options on futures contracts can be found in our EMPLOYEE INVESTMENT POLICY. If you are uncertain as to whether or not an investment is appropriate, please contact an appropriate person on our staff.

Confidential Information

In the course of performing your duties, you may acquire confidential information regarding us, our members, stockholders, and employees, or other proprietary information regarding our products, operations, procedures and systems. You are obligated to maintain all such information as confidential, only disclosing it within it our organization as is necessary to perform your duties. In addition, you may not disclose confidential information to any party outside of our organization or use it for your own benefit or any other person’s benefit, unless you are expressly authorized in writing by an authorized officer of our organization. Failure to comply with this provision may be considered serious misconduct and may result in immediate discharge or dismissal and further legal action.

For purposes of this section, the term “confidential information” includes:

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any of our proprietary information; or all technical, business, or financial information that relates to us, including, without limitation, information received from third parties under confidential conditions;

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any inventions, discoveries, developments, software systems, programs, products, designs, techniques, concepts, or methods that we have developed or are developing; or an employee makes or conceives, either alone or jointly with others, during their employment with us that are in any manner related to, or useful in connection with, our activities or business, or that result from the work performed by them for us;

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any information which our members, stockholders, customers, or suppliers or potential members, stockholders, customers, or suppliers have rights including, without limitation, information received from third parties under confidential conditions or all other technical, business, or financial information received by you, and relating in any way to any such member, stockholder, customer, or supplier or such potential member, customer, or supplier; and

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any information describing the background, characteristics, behavior, experiences, duties, responsibilities, or job performance of any of our current or former employees, officers, directors or consultants.

Protection and Proper Use of Company Assets

You should endeavor to protect our assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on our profitability. Any suspected incidence of fraud or theft should be immediately reported to appropriate persons on our staff for investigation. Our equipment should not be used for non-company-related business, though incidental personal use may be permitted.

Your obligation to protect our assets extends to our proprietary information, including intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, databases, records, salary information, and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate this code and could also be illegal and result in civil or even criminal penalties.

Acceptable Use of Computing Systems and Facilities

We require that the use of our computing systems and facilities will be conducted in an effective, efficient, ethical and lawful manner. Our systems (including but not limited to individual desktop and laptop computers, file and network servers, networks, floppy disks, magnetic tapes, CDROM devices, telecommunications systems or other computing and storage devices) are owned or leased by us for use by our directors, officers, employees, consultants and other third parties such as temporary workers, and are to be used for authorized purposes only. More detailed policies concerning the use of our systems and facilities can be found in our ACCEPTABLE USE POLICY.

Accuracy of Financial Records

You must ensure that all of our documents are completed accurately, truthfully and in a timely manner and, when applicable, are properly authorized. Financial activities are to be recorded in compliance with all applicable laws and accounting practices in a manner that accurately and fairly reflects the nature of the underlying transaction. Creating false or misleading entries, records or documentation is strictly prohibited. You must never create a false or misleading report or make a payment or establish an account on our behalf with the understanding that any part of the payment or account is to be used for a purpose other than as described by the supporting documents.

Public Disclosure

All transactions we enter into must be accumulated and processed in a manner that will permit timely preparation of financial statements, reports and data for purposes of internal, public and regulatory reporting. Such statements, reports and data must be understandable and prepared in a manner sufficient to reflect fully, accurately and fairly the results of transactions we enter into and to permit proper accountability for assets.

Travel and Expense

We will reimburse all bona fide travel and business expenses in accordance with Internal Revenue Service regulations, our Travel and Expense Reimbursement Policy and our accounting policies. Personal expenses will not be reimbursed. Additional policies related to travel and expense reimbursement can be found in our TRAVEL AND EXPENSE REIMBURSEMENT POLICY.

Gratuities

Our officers and employees are prohibited from directly or indirectly accepting compensation, gifts or gratuity in excess of $250 annually (not per gift) from any of our members or any of our vendors or prospective vendors without prior approval from our President and Chief Executive Officer. Additional policies related to gratuities can be found in our GRATUITIES POLICY.

Solicitations

We limit solicitation and distribution of charitable contributions on our premises because, when left unrestricted, such activities can interfere with our normal operations, be detrimental to employee efficiency, and pose a threat to security. For a more detailed description of the limitations on solicitations, see our SOLICITATION POLICY.

Representing Us to Others Fair Dealing

We have a history of succeeding through honest business competition. We do not seek competitive advantages through illegal or unethical business practices. You should endeavor to deal fairly with our clients, service providers, suppliers, competitors and employees. No director, officer or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

Conflicts of Interest, Investments and Business Opportunities Conflicts of Interest

We recognize that it may be desirable for you to have other business, employment or financial interests. However, we require that such interests do not create a conflict of interest or an appearance of a conflict of interest with your duties to us. In furtherance of this requirement, we prohibit our employees from working for other contract markets or becoming involved in situations in which their outside activities give rise to a conflict of interest or an appearance of a conflict of interest with their employment with us.

A conflict of interest is deemed to include the following: having any business, employment, or financial relationship, which involves the trading of commodity futures or futures options contracts or any other instrument traded on our markets, with a member, member firm, commodity pool operator, commodity trading advisor, introducing broker, leverage transaction merchant, futures commission merchant, or other entity. Specific situations that may be considered conflicts of interest include, but are not limited to, the following:

•	employment of relatives or close personal associates of an employee when a direct supervisory or facilitating work relationship would occur;

•	activities which constitute violations of our Employee Investment Policy;

•	employment of individuals who hold one of our memberships or that of any other commodities or securities exchange;

•	employment of individuals who have made application for membership status at any commodities or securities exchange; and

•	employment of individuals who sit as a member of an advisory board, board of directors, or board of trustees for a vendor, consulting firm, or organization paid to provide services to us.

In order to ensure that all employees are treated equitably and without personal prejudice or favoritism, we do not employ persons whose employment would likely result in a conflict of interest or the appearance of a conflict of interest.

In addition, none of our employees shall:

•	furnish any advice to any third party regarding the trading of commodity futures or options on futures; or

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accept fees, gifts, gratuities, entertainment, services, payments of expenses, or other items of material value from any person where such actions could give rise to improprieties or the appearance of improprieties.

Before engaging in any outside activity or entering into any employment, business, or financial relationship that could result in a conflict of interest or an appearance of a conflict of interest or impact your duties to us, you must submit a detailed written description of the activity or relationship to appropriate persons on our staff for approval.

If you fail to receive approval for the allegedly conflicting activity and we determine that your conduct gives rise to a conflict of interest or the appearance of a conflict of interest, this shall be considered serious misconduct and may result in disciplinary action being taken against you, including discharge or dismissal.

Corporate Opportunities

You are prohibited from taking for yourself personally opportunities that are discovered through the use of our property, information or position without the express consent of our board of directors. You may not use corporate property, information, or position for improper personal gain, and may not compete with us, directly or indirectly, without the express consent of our board of directors. You owe a duty to us to advance our legitimate interests when the opportunity to do so arises.

Employee Investments

Because certain investments by our employees or their family members may create a conflict of interest or result in the appearance of impropriety, we have placed restrictions on such investments that are designed to prevent such conflicts or appearances of conflicts, as the case may be.

Officers and employees and their family members are prohibited from trading directly or indirectly in:

•	any commodity interest (cash commodities, futures, or options on futures) traded on our markets;

•	any commodity underlying any futures or options on futures contract traded on our markets; or

•	any related commodity interest;

•	except, in each case, as may expressly be permitted in the Permitted Investments section of our Employee Investment Policy.

Officers and employees are prohibited from trading directly or indirectly in any commodity interest traded on or cleared by CFTC designated contract markets or clearing organizations other than our markets, or any commodity interest traded on or cleared by a linked exchange, where the employees have access to material non-public information concerning such commodity interest. Officers and employees and their family members are also prohibited from trading directly or indirectly in any commodity interest (i.e., any cash commodity, futures, or options on futures) in which we have a proprietary right and that is traded at another exchange or on any electronic system.

The specific limitations on employee investments are set forth in our Employee Investment Policy.

Inventions

In the course of their work, our employees may conceive or reduce to practice, either alone or with others, inventions related to our present or planned business. Inventions, whether or not developed during an employee’s regular working hours, are the sole property of CBOT Holdings, Inc. and its subsidiaries and shall be treated as confidential information. The provisions of this paragraph shall not apply to an invention for which our equipment, supplies, facilities, or trade secret information was not used and which was developed entirely on your own time, unless the invention relates to our business as then conducted or contemplated to be conducted, relates to our actual or demonstrably anticipated research or development, or results from any work performed by you for us.

For purposes of this paragraph, the term “invention” means innovations, discoveries, procedures, systems, machines, methods, processes, uses, apparatuses, designs or configurations, computer programs of any kind, financial products or services, or any improvements of the foregoing, discovered, conceived, reduced to practice, developed, made, or produced, and shall not be limited to the meaning of “Invention” under the United States patent laws.

Outside Activities

We recognize the right of our employees to spend their nonworking time away from their jobs as they please. It does, however, require that activities away from the job must not compromise our interests or an employee’s ability to faithfully fulfill all duties and responsibilities of their position with us. As described above, our employees are prohibited from taking part in outside activities if such activities give rise to a conflict of interest or the appearance of a conflict of interest. Therefore, you are prohibited from working for other contract markets or participating in other activities that may create a conflict of interest.

Outside activities also will not be considered an excuse for poor job performance, absenteeism, tardiness, leaving early, or refusal to work overtime or different hours. Should the outside activity cause or contribute to any of these situations, such outside activity must be discontinued, and you may be subject to disciplinary action, up to and including termination of employment. Additionally, if you have accepted outside employment, you are not eligible for PTO time or disability income payment if you are injured while working at the outside job.

Workplace Responsibilities Equal Employment Opportunity

We are an equal opportunity employer in hiring and promoting practices, benefits and wages. We endorse, without qualification, the concept that all qualified employees and applicants are entitled to equal employment opportunities regardless of their race, religion, color, sex, age, disability, veteran status, marital status, military discharge status, national origin and ancestry, parental status, source of income, sexual orientation, or any other basis protected by applicable federal, state, or local fair employment laws.

To meet our staffing needs, we seek to fill all positions with qualified candidates. All candidates for positions should receive equal consideration without regard to their race, religion, color, marital status, sex, age, disability, veteran status, military discharge status, national origin and ancestry, parental status, source of income, sexual orientation, or any other basis protected by applicable federal, state, or local fair employment laws.

As an Equal Opportunity Employer, all recruiting, advertising, employment, training, promotion, demotion, transfer, layoff, rehire, termination, or other employment actions should be conducted in the spirit of Section 202 of Executive Order 11246, Title VII of the Civil Rights Act, Section 503 of the Rehabilitation Act of 1973, Section 402 of the Vietnam Readjustment Assistance Act of 1974, the Americans with Disabilities Act, the City of Chicago Human Rights Ordinance, all as amended, and any new legislation that may be enacted to further promote equal opportunity and/or nondiscrimination.

In addition, we will make all reasonable efforts to accommodate the religious beliefs, observances, and practices of employees or prospective employees unless such action results in undue hardship on the conduct of our business.

Our management remains committed and will continue to promote the principles of equal employment opportunity within our organization.

Discrimination and Harassment

We strongly support the rights of our employees to work in an environment that is free from all forms of discrimination and harassment, including unwelcome and/or offensive conduct based on race, sexual orientation, color, religion, gender, national origin, age, disability or any other legally protected status. We will not tolerate harassment or discrimination of any kind of employees or applicants by other employees or non-employees in or affecting the workplace.

Harassment is visual, verbal, or physical conduct that is based on an individual’s race, sexual orientation, color, religion, gender, national origin, age, disability, or other legally protected status and that:

•	creates an intimidating, hostile, or offensive working environment;

•	interferes with an individual’s work performance; or

•	otherwise adversely affects an individual’s employment opportunities or benefits.

Such conduct may include, but is not limited to, the following:

•	threatening, intimidating, or hostile acts based on an individual’s race, sexual orientation, color, religion, gender, national origin, age, disability, or other legally protected status;

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written, verbal, or graphic material viewed, stored, displayed, or circulated in the workplace (including via email/Internet) or placed on walls, bulletin boards, or elsewhere on our premises that degrades, shows hostility or aversion toward, or is based on an individual’s or group’s race, sexual orientation, color, religion, gender, marital status, national origin, age, disability, or other legally protected status;

•	verbal harassment, such as epithets, derogatory comments, slurs, negative stereotyping, off-color jokes, innuendos, propositions, threats, or suggestive or insulting sounds;

•	verbal, written, or graphic communication that relates to race, sexual orientation, color, religion, gender, national origin, age, disability, or other legally protected status;

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physical harassment, such as assault, impeding or blocking movement, or any physical interference with normal work or movement when directed at an individual based on his/her race, sexual orientation, color, religion, gender, national origin, age, disability, or other legally protected status;

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any request, promise, statement, threat, or comment directed at an employee regarding preferential treatment through increased pay, wages, position, promotion, or working conditions in exchange for sexual favors, accompanied with any promise, statement, threat, or comment of advising of adverse actions that may result due to denial of such favors; and

•	any other conduct that unreasonably interferes with an employee’s performance of his or her job or creates an intimidating, hostile, or offensive work environment.

Sexual harassment deserves special mention. Unwelcome sexual advances, requests for sexual favors, and other physical, verbal, or visual conduct based on sex constitute sexual harassment when:

•	submission to the conduct is an explicit or implicit term or condition of employment;

•	submission to or rejection of the conduct is used as the basis for an employment decision; or

•	the conduct has the purpose or effect of unreasonably interfering with an individual’s work performance or creating an intimidating, hostile, or offensive working environment.

Sexual harassment is conduct based on sex, whether directed towards a person of the opposite or same sex, and may include, in addition to the conduct described above, explicit sexual propositions, sexual innuendos, suggestive comments, sexually oriented “kidding” or “teasing,” “practical jokes,” jokes about obscene printed or visual material, and physical contact such as patting, pinching, or brushing against another person’s body.

Any employee or applicant who is subjected to or witnesses harassing behavior should report the harassment immediately, as described below.

We encourage our employees, members or member-firm employees, or non-employees (i.e., consultants, contractors, vendors) to present any complaint pertaining to harassment to the complaining employee’s supervisor, the Human Resources Department, or any other management employee with whom the employee feels comfortable. Any supervisor who receives such a complaint should immediately notify the Human Resources Department. The Human Resources Department may direct complaints pertaining to harassment by members or member firm employees to the Vice President of the Office of Investigations and Audits or the Floor Conduct Committee. We will thoroughly, promptly, and effectively investigate all complaints and will keep them confidential, only disclosing them on a “need-to-know” basis.

We prohibit any form of retaliation against an employee who has been harassed, who has reported harassment, and/or who has participated in an investigation. No supervisor or other employee may in any way base an employment decision regarding a person on the fact that the person has been harassed, has reported harassment, and/or has participated in an investigation of harassment.

We will not tolerate any violations of this policy. If an investigation reveals that a violation of this policy has occurred (whether or not the conduct alleged violates the law), the offending employee(s) will be subject to appropriate disciplinary action up to and including discharge from employment. Members and their employees who violate this policy will also be subject to the appropriate disciplinary action.

Workplace Violence Prevention

You have the right to work in an environment free from the threat of violence or violent actions. To promote this environment, we have developed a workplace violence prevention policy; this policy is described in detail below. You are responsible for adhering to this policy as well as assisting in its enforcement to ensure we remain free from all forms of violence.

We will not tolerate threats or acts of violence directed towards any of our employees by another employee, member, member firm employee, consultant, or customer. Additionally, we will not tolerate any threats or acts of violence committed by our employees when working with other employees, members, member firm employees, consultants, and customers.

Examples of behavior that will not be tolerated either against or by our employees include, but are not limited to:

•	acts of physical violence (i.e., battery);

•	possession of firearms or dangerous weapons (e.g., guns, knives, explosives);

•	intentionally damaging our property, or property of another employee;

•	verbal or written threats of physical violence (i.e., assault);

•	physical, written, or verbal intimidation of employees;

•	implicit threats of violence (comments such as, “You’d better watch it” or “This isn’t over”); and

•	acts motivated by, or related to, sexual harassment or domestic violence.

The conduct listed above, along with other violent, unprofessional behaviors, will not be tolerated, and all reports of incidents will be investigated and dealt with appropriately. If you observe or experience a threat, to yourself or others, from or towards another employee, consultant, or customer, you should contact your supervisor or the Human Resources Department immediately. Supervisors who receive such reports should notify the Human Resources Department to investigate the alleged threats and/or actions. Threats from members or member firm employees should be directed to the employee’s supervisor, who must then contact the Human Resources Department.

We will not retaliate against any person who has reported in good faith a violent act and/or threat. Confidentiality will be preserved to the fullest extent possible, without compromising our ability to conduct a thorough investigation.

Violations of this policy may subject the offending person to appropriate disciplinary action up to and including discharge or dismissal. In some situations, it may be necessary to contact local law enforcement, which could lead to legal action. Members and their employees who violate this policy will also be subject to appropriate disciplinary action. Full cooperation with this policy is necessary to ensure that our environment remains safe for its employees, members, and customers.

Implementation of this Code Reporting Violations

At any time, anyone may report a concern or complaint regarding our accounting, internal accounting controls or auditing to ConfidentialSourceSM by phone at (888) 882-0774 or Internet at www.confidentialsource.com. Our company ID is CB75. Concerns related to our accounting, internal accounting controls or auditing will be communicated confidentially to the audit committee of the board of directors. While you will not be required to give your name, providing your name will enable us to conduct a more thorough investigation. In all cases, you should treat the information you provide as confidential and we will likewise maintain confidentiality to the fullest possible extent. No one will be subject to retaliation because of a good faith report of suspected misconduct.

If you know of or suspect a violation of any non-accounting/financial laws or regulations, this code or our related policies, report that information directly to the Human Resources Department by phone at (312) 435-3493. In all cases, you should treat the information you provide as confidential and we will likewise maintain confidentiality to the fullest possible extent. No one will be subject to retaliation because of a good faith report of suspected misconduct.

Protection Against Retaliatory Actions (“Whistle Blower” Provision)

You are prohibited from taking retaliatory action against an employee because he or she has in good faith reported an improper action in accordance with our accounting, internal accounting controls or auditing; or an improper action in accordance with any non-accounting/financial laws or regulations, this code or our related policies.

Investigating Violations

All reported violations, whether or not anonymous, will be promptly investigated and treated confidentially to the greatest extent possible. It is imperative that reporting persons not conduct their own preliminary investigations. Investigations of alleged violations may involve complex legal issues, and acting on your own may compromise the integrity of an investigation and adversely affect both you and us.

Consequences of Violating Code of Business Conduct and Ethics

Violations of the provisions of this code may result in disciplinary action, up to and including dismissal.

Waivers of the Code of Business Conduct and Ethics

Any waiver of this code for directors and senior executive officers may only be made by our board of directors or a committee of the board of directors and will promptly be disclosed as required by law or stock exchange regulation.